AGL Resources Inc.
35-CERT
Exhibit 2 - Financings Consummated by Utilities Not Exempt Under Rule 52
For The Quarter Ended September 30, 2005
Unaudited
($ In Millions)

	Atlanta Gas Light	Chattanooga Gas	Virginia Natural Gas	(A) Consolidated	Virginia Gas
	Company	Company	Company	NUI Utilities	Distribution

Utility Money Pool Payable (Receivable) as of 6/30/2005	$172	$(15)	$(106)	$79	$0
Additions/(Payments)	62	16	41	47	(1)
Utility Money Pool Payable (Receivable) as of 9/30/2005	$234	$1	$(65)	$126	$(1)

Borrowings from/(loans to) the Utility Money Pool are subject to the terms and conditions of the Utility Money Pool
Agreement as revised. (Exhibit 3.1; Amendment No. 2 to AGL Resources Inc. Form U-1 Application-Declaration;
April 1, 2004; SEC File No. 70-10175)

Note: This schedule is provided pursuant to requirements of SEC Release 35-27243 and is not a consolidating financial statement.

(A) Consolidated NUI Utilities includes Elizabethtown Gas, Florida City Gas and Elkton Gas, which all participate in the utility money pool. Additionally, Consolidated NUI Utilities includes NUI Services, Inc. Florida (Plumbing), NUI Services, Inc. Florida (Services), NUI Services, Inc. New Jersey (Services) and Pivotal Utility Holding, Inc., which participate in the non-utility money pool. The total utility and non-utility money pool balances for consolidated NUI Utilities at June 30, 2005 were $23 million and $56 million, respectively, and at September 30, 2005 were $72 million and $54 million, respectively.